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UNITED STATES	OMB Number: 3235-0145
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bravo! Brands Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

105666101

(CUSIP Number)

March 6, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

CUSIP No. 105666101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lombard Odier Darier Hentsch & Cie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 22,474,996*

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 22,474,996*

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,474,996*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.5% based on 202,429,528 shares of common stock outstanding on February 9, 2007

12.	Type of Reporting Person (See Instructions) PN

*                    Includes 10,874,996 shares of common stock issuable pursuant to warrants that are exercisable within 60 days of March 6, 2007.

Page 2 of 5 pages

Item 1.
	(a)	Name of Issuer Bravo! Brands Inc.
	(b)	Address of Issuer’s Principal Executive Offices 11300 US Highway 1, Suite 202 North Palm Beach, Florida 33408

Item 2.
	(a)	Name of Person Filing Lombard Odier Darier Hentsch & Cie
	(b)	Address of Principal Business Office or, if none, Residence 11 rue de la Corraterie, 1204 Geneva, Switzerland
	(c)	Citizenship Switzerland
	(d)	Title of Class of Securities Common Stock, $0.001 par value per share
	(e)	CUSIP Number 036642 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Page 3 of 5 pages

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 22,474,996*
(b) Percent of class: 10.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 22,474,996
(ii) Shared power to vote or to direct the vote None
(iii) Sole power to dispose or to direct the disposition of 22,474,996
(iv) Shared power to dispose or to direct the disposition of None

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

                     Of the shares held in the name of Lombard Odier Darier Hentsch & Cie, 9,493,748 shares (4,900,000 shares of Common Stock and 4,593,748 shares of Common Stock issuable pursuant to warrants) are held for the benefit of the LODH Nutrition Fund which is managed by Lombard Odier Darier Hentsch Fund Managers SA.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification
(a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b): Not applicable.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*                    Includes 10,874,996 shares of common stock issuable pursuant to warrants that are exercisable within 60 days of March 6, 2007.

Page 4 of 5 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2007
Date

/s/ Laurent Yazmaciyan	/s/ José Filella
Signature

Laurent Yazmaciyan, Vice President	José Filella, Assistant Vice President
Name/Title

Page 5 of 5 pages